Nasdaq Regulation

Nasdaq

Lisa Roberts

Vice President

Listing Qualifications

By Electronic Mail

May 14, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 6, 2021 The Nasdaq Stock Market (the "Exchange") received from ProShares Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of beneficial interest, no par value, of ProShares

Nasdaq-100 Dorsey Wright Momentum ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts